

Mail Stop 3561

January 11, 2017

<u>Via E-mail</u>
Mr. Periclis Pericleous
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

> **Re: Express, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 30, 2016**
> **File No. 001-34742**

Dear Mr. Pericleous:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2016

Note 1 – Description of Business and Basis of Presentation, page 40
Segment Reporting, page 46

1.   You disclose that, together, your President and Chief Executive Officer and Chief Operating Officer are the Chief Operating Decision Maker ("CODM") and that there is one operating segment. Please provide us with an analysis explaining how you determined you have one operating segment. In your response, please address the following:

- Tell us the management and reporting structure immediately below the CODM, including the roles and decision-making responsibilities of the individual(s) therein. Consider providing an organizational chart to the extent you believe it will aid in your response.

- Tell us the general organizational structure lower in your organization down to the retail stores, e-commerce and other operations. For example, explain whether the organizational structure is organized by store type (e.g. full-price versus factory outlet), by retail channel (e.g. physical stores versus e-commerce), by geographic region, or by some other method.

- Explain the various forms of discrete financial information regularly reviewed by your CODM that is at a disaggregated or lower level than your consolidated results. Also, please explain how often this information is provided to and reviewed by your CODM.

- If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how the CODM assesses the performance of the individual(s) responsible for those decisions.

- Tell us the nature of the resource allocation decisions made by the CODM and what components of the business they choose between in their allocation of resources.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that reports to the CODM.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining